CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
Medium-Term Notes	$300,000,000	$38,640.00

Pricing Supplement No. 2	Filed pursuant to Rule 424(b)(3)
(To prospectus supplement dated February 6, 2013	Registration No. 333-186486
and prospectus dated February 6, 2013)	November 4, 2013 CUSIP No. 78355HJV2

RYDER SYSTEM, INC.

Medium-Term Notes

(Registered Notes-Fixed Rate)

Due Nine Months or More

from Date of Issue

Trade Date:	November 4, 2013

Principal Amount:	$300,000,000

Public Offering Price:	99.771%

Issue Date:	November 12, 2013 (T+5)

Maturity Date:	November 15, 2018

Interest Rate:	2.450%

Day Count:	30/360

Net Proceeds to Ryder (before expenses):	$297,813,000

Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing May 15, 2014 and at Maturity.

Underwriters’ Commission:	0.50%

Record Dates:	May 1 and November 1

Form:	☒ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity

☒ The Notes may be redeemed prior to maturity

Optional Redemption:	☐ No

☒ Yes
Other Terms

Prior to October 15, 2018 (one month prior to their maturity date), the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or

(ii)     the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (not including any portion of such payments of interest accrued as of the date of redemption), from the redemption date to November 15, 2018 discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, any interest accrued but not paid to the date of redemption.

On or after October 15, 2018, the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,

(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or

(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means, with respect to any redemption date for the Notes, one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means with respect to any redemption date for the Notes,

(i) the average of five Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or

(ii) if the Trustee is given fewer than five Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes, (i) Morgan Stanley & Co. LLC and RBS Securities Inc. and their respective successors provided, however, that if any such firm or such successor, as the case may be, ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer, (ii) one other Primary Treasury Dealer selected by Mitsubishi UFJ Securities (USA), Inc. or its successor after consultation with us, (iii) one other Primary Treasury Dealer selected by U.S. Bancorp Investments, Inc. or its successor after consultation with us and (iv) one other Primary Treasury Dealer selected by Wells Fargo Securities, LLC or its successor after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:	☒ If we experience a Change of Control Triggering Event, we will be required to offer to purchase the Notes from holders as described in the accompanying prospectus supplement under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☒ No

Total Amount of OID:	N/A

Yield to Maturity:	N/A

Initial Accrual Period OID:	N/A

Ratio of Earnings to Fixed Charges:

2.60x for the year ended December 31, 2012.

Based on (1) Earnings of $493.2 million ($303.1 million earnings from continuing operations before income taxes plus $189.4 million in fixed charges plus $0.7 million in amortization of capitalized interest) and (2) Fixed charges of $189.4 million ($140.8 million interest expense and other financial charges plus $48.6 million portion of rental expense considered to be interest).

2.93x for the nine months ended September 30, 2013.

Based on (1) Earnings of $412.4 million ($271.3 million earnings from continuing operations before income taxes plus $140.7 million in fixed charges plus $0.5 million in amortization of capitalized interest) and (2) Fixed charges of $140.7 million ($102.5 million interest expense and other financial charges plus $38.2 million portion of rental expense considered to be interest).

Joint Book-Running Managers

Mitsubishi UFJ Securities	Morgan Stanley		RBS
US Bancorp		Wells Fargo Securities

Senior Co-Managers

BNP Paribas			Mizuho Securities
PNC Capital Markets LLC			RBC Capital Markets

Co-Managers
BB&T Capital Markets	BNY Mellon Capital Markets, LLC		Citigroup
Comerica Securities	HSBC	Jefferies & Company	Regions Securities LLC

Underwriters Capacity:	☐ As agent ☒ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the Time of sale.

☒ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Legal Opinions

Certain legal matters relating to the offering will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida and for the Underwriters by Mayer Brown LLP, Chicago, Illinois.

In the opinion of Greenberg Traurig, P.A., as counsel to Ryder System, Inc. (the “Company”), when the Medium-Term Notes offered by this Pricing Supplement No. 2 have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Company. This opinion is given as of the date hereof and is limited to Federal law, Florida law and New York law. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and such counsel’s reliance on the Company and other sources as to certain factual matters, all as stated in the Exhibit 5.1 filed with the Registration Statement on Form S-3 filed with the SEC on February 6, 2013.

Plan of Distribution:

Under the terms and subject to the conditions of the Selling Agency Agreement dated February 6, 2013 among Ryder System, Inc. (the “Company”) and BB&T Capital Markets, a division of Scott & Stringfellow, LLC, BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc., Comerica Securities, Inc., HSBC Securities (USA) Inc., Jefferies & Company, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., Morgan Stanley & Co. LLC, PNC Capital Markets LLC, RBC Capital Markets, LLC, RBS Securities Inc., Regions Securities LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as well as under the terms of the Terms Agreement dated November 4, 2013 among the Company and Mitsubishi UFJ Securities (USA), Inc., Morgan Stanley & Co. LLC, RBS Securities Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and Ryder has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
Mitsubishi UFJ Securities (USA), Inc.	$45,000,000
Morgan Stanley & Co. LLC	45,000,000
RBS Securities Inc.	45,000,000
U.S. Bancorp Investments, Inc.	45,000,000
Wells Fargo Securities, LLC	45,000,000
BNP Paribas Securities Corp.	11,250,000
Mizuho Securities USA Inc.	11,250,000
PNC Capital Markets LLC	11,250,000
RBC Capital Markets, LLC	11,250,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	4,285,716
BNY Mellon Capital Markets, LLC	4,285,714
Citigroup Global Markets Inc.	4,285,714
Comerica Securities, Inc.	4,285,714
HSBC Securities (USA) Inc.	4,285,714
Jefferies & Company, Inc.	4,285,714
Regions Securities LLC	4,285,714

Total	$300,000,000

The Underwriters are committed to take and pay for all of the Notes if any are taken.

The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.

Each Underwriter and certain of its affiliates may from time to time engage in transactions with, and perform investment banking and commercial lending services for, the Company and certain of its affiliates in the ordinary course of business for which they have received, or may receive, customary fees and expenses.

In addition, in the ordinary course of their business activities, the agents and their affiliates may make or hold a broad array of investments, including acting as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereunder. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereunder. The agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Delivery is expected to be made against payment for the Notes on November 12, 2013, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.